UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 6)

           Under the Securities Exchange Act of 1934

                   LARSON-DAVIS INCORPORATED
                        (Name of Issuer)


         Common Stock, Par Value $.0001 Per Share
                 (Title of Class of Securities)

                          517310 10 8
             (CUSIP Number of Class of Securities)



Naomi Bodner                       Laura Huberfeld
16 Grosser Lane                    250 Longwood Crossing
Monsey, New York 10952             Lawrence, New York 11559
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                           March 6, 1996
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this
Statement:
                                                    ___
                                                  /    /

                        Page 1 of 6 Pages
                      There are no Exhibits
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 2 of 6 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Laura Huberfeld
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) / X  /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or
     2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.

______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             430,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                             0
PERSON WITH                   :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             430,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             0
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         430,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                ___
                                            / X  /
Mrs. Huberfeld disclaims beneficial ownership of the shares owned by Mrs.
Bodner.
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    4.9%

_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN

_____________________________________________________________________________







              *SEE INSTRUCTIONS BEFORE FILLING OUT!
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 3 of 6 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Naomi Bodner
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) / X  /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or
     2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.

______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             430,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                             0
PERSON WITH                   :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             430,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             0
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         430,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                ___
                                            / X  /
Mrs. Bodner disclaims beneficial ownership of the shares owned by Mrs.
Huberfeld.
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    4.9%

_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN

_____________________________________________________________________________







              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.  Security and Issuer.

          This Amendment No. 6 amends the statements on Schedule
13D, as amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Laura Huberfeld and Mrs. Naomi Bodner. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

          On March 6, 1996, each of Mrs. Bodner and Mrs. Huberfeld entered into an agreement (the "Repricing Agreement") with the Company providing for, among other things: (i) the reduction of the exercise price of the Third Warrants to $3.25 per share (these warrants now referred to as the "$3.25 A Warrants"); (ii) the issuance to each of them of warrants to purchase 200,104 shares of Common Stock with an exercise price of $3.25 per share (the "$3.25 B Warrants") in place of the Fourth Warrants held by them; and (iii) the issuance to each of them of warrants to purchase 30,000 shares of Common Stock with an exercise price of $3.25 per share (the "$3.25 C Warrants") in place of the Fifth Warrants held by them. The foregoing changes and issuances are dependent upon Mrs. Bodner and Mrs. Huberfeld, respectively, exercising (i) all of the $3.25 A Warrants and 23% of the $3.25 B Warrants held by her within 45 days of the effective date (the "Effective Date") of a registration statement with respect to such warrants, which, in accordance with its obligations under the Repricing Agreement, has been filed by the Company, and (ii) the balance of the $3.25 B Warrants within 90 days of the Effective Date.


Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

          Except with respect to the obligations of the Company in accordance with the Repricing Agreement discussed above, neither Mrs. Bodner nor Mrs. Huberfeld is party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

                        Page 4 of 6 Pages

                            SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 1996




                                          /s/ Naomi Bodner
                                   Name:  Naomi Bodner

                        Page 5 of 6 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1996




                                       /s/ Laura Huberfeld
                                   Name:  Laura Huberfeld

                        Page 6 of 6 Pages